

January 28, 2011

Richard M. Brooks, Jr., Chief Executive Officer
Zumiez, Inc.
6300 Merrill Creek Parkway, Suite B
Everett, WA 98203

      Re: Zumiez, Inc.
                Form 10-K for fiscal year ended January 30, 2010
                Filed March 23, 2010
                File No. 000-51300
                Definitive Proxy Statement on Schedule 14A
                Filed April 15, 2010
                File No. 000-51300

Dear Mr. Brooks:

      We have completed our review of your filings and do not have any additional comments at this time.

                                  Sincerely,

                                  /s/ Pamela Howell
                                  for

                                  John Reynolds
                                  Assistant Director